

June 23, 2020

Brian J. Wendling
Chief Accounting Officer and Principal Financial Officer
Liberty Media Corp
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty Media Corp**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 10-Q for the Quarter Ended March 31, 2020**
> **Filed May 7, 2020**
> **File No. 001-35707**

Dear Mr. Wendling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2020

Notes to Condensed Consolidated Financial Statements
(2) Tracking Stocks, page I-14

1. We note that the reattribution transaction on April 22, 2020 will be reflected in the Company's financial statements in the second quarter on a prospective basis. Considering that this will result in a change in the income, expenses (i.e., interest), assets and liabilities attributable to Sirius XM Holdings and Formula One and the related discussions in the MD&A, tell us your consideration of the guidance in ASC 280-10-50-34.

(9) Long-term Debt
Debt Covenants, page I-31

2.	We note in your Form 8-K dated May 7, 2020 Formula One's leverage ratio which was 6.0x as of March 31, 2020 compared to 5.1x as of December 31, 2019. We further note that the leverage ratio is based on OIBDA as defined in the debt covenant. In future filings, please disclose the actual leverage ratio for each period presented compared with the debt covenant leverage ratio requirement for each of your segments. Since information about debt covenants is material to an investor's understanding of the company's financial condition and/or liquidity which could affect management's reattribution decisions, please include a separate discussion of material debt covenants in the MD&A and factors that may impact their calculations.

(10) Commitments and Contingencies , page I-32

3.	Please fully disclose the risks and uncertainties associated with the suspension of sporting events due to COVID-19. Disclose your commitments such as to provide a minimum number of Formula 1 races and any game delivery obligations. Address the risks associated with not meeting these commitments. This should include the possibility of subscriber cancellations and any possible rebate obligations, in quantified detail.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Changes in Financial Condition, page I-47

4.	We note that given the uncertainty of the impacts of COVID-19, you are monitoring your ability to comply with debt covenants in future periods and are in discussions with certain counterparties to your debt obligations. In future filings, please expand your disclosures to include the significant debt covenants and the particular companies affected.

	We also note that significant portions of Sirius XM Holdings and Formula One's debt are indexed to LIBOR. Please discuss your progress and the anticipated effects of your transition away from LIBOR. Refer to https://www.sec.gov/news/public-statement/libor-transition.

Brian J. Wendling
Liberty Media Corp
June 23, 2020
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology